6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

July 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tom Kluck, Branch Chief

Re:                             Corporate Office Properties, L.P.

Registration Statement on Form S-4

Filed on June 7, 2013

File No. 333-189188

Dear Mr. Kluck:

Corporate Office Properties, L.P., a Delaware limited partnership (“COPLP”), and Corporate Office Properties Trust, a Maryland real estate investment trust (“COPT”), hereby respond to the Staff’s letter dated June 26, 2013 with respect to COPLP’s and COPT’s Registration Statement on Form S-4 (the “Form S-4”). Amendment No. 1 to the Form S-4 is being filed concurrently herewith. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Staff’s letter in the order presented.

General

1.                                            We note your disclosure from The Exchange Offer section that you are registering the new 3.600% Senior Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 198). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registered the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In response to the Staff’s comments, COPLP and COPT are filing concurrently with this response letter a supplemental letter stating that they are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No Action

Letter”), and such letter will include the representations contained in the Morgan Stanley no-action letter and Shearman & Sterling no-action letter.

The Exchange Offer, page 33

Valid Tender, page 36

2.                                            We refer to the representations made by participants in the exchange offer that are set forth in the Letter of Transmittal, filed as Exhibit 99.1 to the registration statement. Please disclose in the prospectus all representations that an investor must make.

Response:

In response to the Staff’s comments, COPLP and COPT have revised the disclosure beginning on page 36 of Amendment No. 1 to set forth all representations that an investor must make.

*                                         *                                         *

In connection with this response to the Staff’s comments, COPLP and COPT acknowledge that:

•                  COPLP and COPT are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  COPLP and COPT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Senior Vice President, Controller and Chief Accounting Officer, at (443) 285-5475 or you may reach me at (443) 285-5500.

Sincerely,

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

CORPORATE OFFICE PROPERTIES, L.P.

By:	CORPORATE OFFICE PROPERTIES TRUST,
its general partner

	By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

cc:        Karen M. Singer, Senior Vice President, General Counsel and Secretary

Gregory J. Thor, Senior Vice President, Controller and Chief Accounting Officer

Justin W. Chairman, Esquire